SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Varlen Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    922248109
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (2)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         108,651 (1) (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.0% (3)

14.      Type of Reporting Person: PN

- ----------------------------
(1) Assumes conversion of $2,700,000 principal amount of the Issuer's 6.5% Convertible Subordinated Debentures due 2003 into 108,651 shares of Common Stock.

(2) The 6.5% Convertible Subordinated Debentures due 2003 were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,415,117 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 6.5% Convertible
                  Subordinated Debentures due 2003.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         275,087 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.9% (2)

14.      Type of Reporting Person: PN

- ----------------------------
(1) Assumes conversion of $6,836,000 principal amount of the Issuer's 6.5% Convertible Subordinated Debentures due 2003 into 275,087 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,581,553 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 6.5% Convertible
                  Subordinated Debentures due 2003.

              Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate the Schedule 13D Statement of HBK Investments L.P. dated April 18, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of Varlen Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended in its entirety to read as follows:

         This statement relates to the shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Varlen Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 55 Shuman Boulevard, P. O. Box 3089, Naperville, Illinois 60566-7089.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended in its entirety to read as follows:

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


         Main Street is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Main Street, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Main Street and two other limited partnerships.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Issuer's 6.5% Convertible Subordinated Debentures due 2003 ("Debentures") are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 2,833,118

         Main Street         Working Capital
                             and Other (1)            $ 7,251,872

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. as margin loans to acquire the Debentures, and the remainder was obtained from Working Capital.

         (2) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended in its entirety to read as follows:

         The Item 2 Persons acquired the Debentures in the ordinary course of business for investment purposes. None of the Item 2 Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of Common Stock or Debentures, or to formulate other purposes, plans or proposals regarding the Issuer, the Common Stock or Debentures held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement, the aggregate number of shares of the Common Stock that Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 108,651, which constitutes approximately 2.0% of the 5,415,117 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 of the Act, is 275,087, which constitutes approximately 4.9% of the 5,581,553 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 108,651 shares of Common Stock, which constitutes approximately 2.0% of the 5,415,117 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Each of (1) Fund, as sole general partner of Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 275,087 shares of the Common Stock, which constitutes approximately 4.9% of the 5,581,553 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 383,738 shares of the Common Stock, which constitutes approximately 6.7% of the 5,690,204 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to dispose or to direct the disposition of any shares of Common Stock.

         (c)

         Since 60 days prior to the date on which the Reporting Persons became the beneficial owner of greater than 5% of the outstanding shares of the Common Stock, the Reporting Persons have purchased Debentures in over-the-counter transactions on NASDAQ, as follows:

                                   FACE AMOUNT        PRICE PER $100
Item 2 Person      DATE           OF DEBENTURES         FACE AMOUNT

Main Street        02/14/96       $   33,000          $ 108.50
Investments (1)    03/05/96           75,000            104.75
Investments (1)    03/05/96          500,000            104.75
Main Street        03/05/96          425,000            104.75
Investments (1)    03/06/96           75,000            104.75
Main Street        03/06/96          425,000            104.75
Investments (1)    03/08/96        1,000,000            105.50
Main Street        03/08/96        1,000,000            105.50
Investments (1)    04/09/96          500,000            104.50
Main Street        04/09/96          500,000            104.50
Investments (1)    04/10/96          250,000            104.25
Main Street        04/10/96          750,000            104.25
Investments (1)    05/03/96          100,000            108.75
Main Street        05/03/96          400,000            108.75
Investments (1)    05/21/96          200,000            102.50
Main Street        05/21/96          300,000            102.50

(1) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended in its entirety to read as follows:

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock or the Debentures owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety to read as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     May 23, 1996



                                  HBK INVESTMENTS L.P.


                                  By: /s/ Harlan B. Korenvaes
                                         Harlan B. Korenvaes (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ Harlan B. Korenvaes
                                         Harlan B. Korenvaes (2)


(1) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.